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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                               ZAPME! CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ZAPME! CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $0.01 PER SHARE PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  98912E 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                LANCE MORTENSEN
                            CHIEF EXECUTIVE OFFICER
                               ZAPME! CORPORATION
                       3000 EXECUTIVE PARKWAY, SUITE 150
                              SAN RAMON, CA 94853
                                 (925) 543-0300
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            WILBERT H. SIROTA, ESQ.
                            GEORGE J. NEMPHOS, ESQ.
                       PIPER MARBURY RUDNICK & WOLFE LLP
                               6225 SMITH AVENUE
                            BALTIMORE, MD 21209-3600
                                 (410) 580-3000

 [ ]  Check the box if the filing relates solely to preliminary communications made before the Commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is ZapMe! Corporation ("Company"), a Delaware corporation. The address of the principal executive offices of ZapMe! Corporation is 3000 Executive Parkway, Suite 150, San Ramon, California 94853. The telephone number of the Company at its principal executive offices is (925) 543-0300.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement relates is the common stock, par value $0.01 (the "Shares"), of the Company. As of August 31, 2000, there were 45,215,695 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is ZapMe! Corporation. ZapMe! Corporation's name, business address, and business telephone number are set forth above in Item 1 of this Statement.

     This Solicitation/Recommendation Statement relates to the offer by Gilat Satellite Networks Ltd. ("Purchaser"), an Israeli corporation, disclosed in a Tender Offer Statement on Schedule TO dated October 17, 2000 (the "Schedule TO"), to purchase 51% of the outstanding Shares of the Company at a purchase price of $2.32 per share, net to the tendering stockholders in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase For Cash Up to 51% of the Shares of Common Stock of ZapMe! Corporation at $2.32 Net Per Share by Gilat Satellite Networks Ltd. ("Offer to Purchase"), and the related Letter of Transmittal ("Letter of Transmittal"), (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer") (each of which has been filed by Purchaser with the Securities and Exchange Commission ("SEC") as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Schedule TO.

     The Offer is being made pursuant to a Tender Offer Agreement dated as of October 3, 2000, by and among Purchaser, Company and the stockholders of the Company listed on Schedules A and B thereto (each, the "Schedule A Stockholders" and "Schedule B Stockholders", and collectively, the "Identified Stockholders") (the "Tender Offer Agreement"). Under the Tender Offer Agreement, there are three ways that Purchaser can acquire at least 51% of the voting power of the
Company: (i) if the number of Shares validly tendered and not withdrawn in the Offer, together with the 500,000 Shares beneficially owned by Purchaser, at least constitute 51% of the outstanding Shares; (ii) if the Minimum Condition (as defined herein) is met and the Option is exercised to acquire the Maximum Number of Shares (as defined herein); and (iii) if the Offer is not consummated but Purchaser nonetheless is legally able to acquire the Maximum Number of Shares outside the Offer from the Schedule A Stockholders and the Schedule B Stockholders.

     The Schedule TO states that the principal executive office of the Purchaser is located at 21/D Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, Israel.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

I. As of the date of this Solicitation/Recommendation Statement, except as described below, the Company is not aware of any material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and the Company's executive officers, directors or affiliates.

A. TENDER OFFER AGREEMENT

     Under the Tender Offer Agreement, the Schedule B Stockholders have agreed to validly tender in, and not withdraw from, the Offer all of their Shares (which, based upon the information set forth on Schedule B to the Tender Offer Agreement, equals in the aggregate 5,852,905 Shares, and which constitute approximately 12.94% of the total number of Shares outstanding as of October 3,
2000). In addition, pursuant to the Tender Offer Agreement, the Schedule A Stockholders have granted to Purchaser an option to purchase all of their Shares (which based upon the information set forth on Schedule A to the Tender Offer Agreement, equals in the aggregate 16,951,445 Shares, and which constitute approximately 37.49% of the total number of Shares outstanding as of October 3,
2000), which Purchaser shall exercise upon the consummation of the Offer at a
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price per Share equal to $2.32, but only to the extent necessary for Purchaser to acquire the Maximum Number of Shares (the "Option") (taking into account the number of Shares validly tendered and not withdrawn prior to the expiration of the Offer).

     Under the Tender Offer Agreement, if the Offer is terminated or is not consummated, and Purchaser is not precluded either directly or indirectly by applicable law or by administrative or judicial action from purchasing up to the Maximum Number of Shares (as defined herein) outside the Offer, each of the Identified Stockholders shall sell to Purchaser, and Purchaser shall purchase from each Identified Stockholder, the number of Shares set forth opposite from each Identified Stockholder's name on Schedule A and Schedule B, as the case may be, to the Tender Offer Agreement, at a price per Share equal to $2.32.

     "Minimum Condition" means the number of Shares, which together with any Shares beneficially owned by Purchaser, shall constitute at least 17% of the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.

     "Maximum Number of Shares" means the number of Shares, which together with the Shares beneficially owned by Purchaser, would constitute approximately 51% of the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.

     Under the Tender Offer Agreement, Purchaser shall cause to be maintained in effect for not less than two (2) years from the date the Offer expires, the current policies of the directors' and officers' liability insurance maintained by the Company (provided that Purchaser may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous) with respect to matters occurring on or prior to the date the Offer expires.

B. EXECUTIVE COMPENSATION PROGRAM

     This information is contained in the Company's Definitive 14A Proxy Statement filed on April 21, 2000, by the Company and is incorporated herein by reference.

C. EMPLOYEE AGREEMENTS

     Lance Mortensen: This information is contained in the Company's Definitive 14A Proxy Statement filed on April 21, 2000 and is incorporated herein by reference.

     Rick Inatome: On September 15, 1999, Mr. Inatome and the Company entered into an employment agreement, pursuant to which Mr. Inatome was employed to serve as Chief Executive Officer, and compensated at a base annual salary of $240,000 (the "Employment Agreement"). Mr. Inatome was granted the right to purchase 1,000,000 restricted shares of Company common stock at an exercise price of $5.00 ("Restricted Stock"). In December 1999, Mr. Inatome was granted the right to purchase 500,000 restricted shares of Restricted Stock at an exercise price of $8.875 per share. Subject to certain terms and conditions, the Company had the right to repurchase the shares. In addition, the Company agreed to loan Mr. Inatome, at his request, the amount necessary to pay for the aggregate exercise price of the stock purchase right, which loan is evidenced by a promissory note (the "Note") and was non-recourse except as secured by the shares purchased on exercise of the stock purchase right, as evidenced by the security agreement executed by Mr. Inatome (the "Security Agreement"). Mr. Inatome never exercised his right to purchase 500,000 shares.

     On October 6, 2000, Mr. Inatome and the Company entered into a consulting agreement (the "Consulting Agreement") effective upon consummation of the Offer and upon the date Purchaser designates a majority of the members of the Company's Board of Directors (the "Change of Control Date"). Pursuant to the Consulting Agreement, on the Change of Control Date, Mr. Inatome will be engaged as a Consultant, and shall be compensated at the rate of $275,000 per year.

     Pursuant to the Consulting Agreement, effective upon commencement of the Consulting Period, the Employment Agreement is terminated.

     Effective on the Change of Control Date, the Company agrees that the Restricted Stock (as defined in that certain Restricted Stock Purchase Agreement dated September 13, 1999, amended as of June 21, 2000 (the "Restricted Stock Agreement")) shall immediately vest and no longer be subject to any Repurchase Option (as defined in the Restricted Stock Agreement), and that Mr. Inatome's stock options shall

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immediately terminate. Except as otherwise provided herein, the Restricted Stock
Agreement, the Note and the Security Agreement (as defined in the Restricted Stock Agreement) shall remain in full force and effect; provided that in the event that the Consulting Period is terminated prior to the second anniversary of the Change of Control Date by the Company without Cause, the Company agrees that the Note will not be due until the date which is thirty (30) days after the second anniversary of the Change of Control Date, and that the Company will not seek to enforce the Note until such date. After the occurrence of both (a) the Change of Control Date, and (b) payment in full by Mr. Inatome of the Note, the Company shall notify the Escrow holder (as defined in the Restricted Stock Agreement), to deliver to Mr. Inatome a certificate or certificates evidencing all shares of paid-for common stock then held by the Escrow Holder pursuant to the Joint Escrow Instructions, dated September 13, 1999, by and between the Company and Mr. Inatome, at which time the Joint Escrow Instructions shall terminate and be of no further force or effect. Mr. Inatome has acknowledged that such certificate or certificates will continue to be subject to the Security Agreement until the Note is paid or the obligations thereunder of Mr. Inatome are otherwise discharged.

     As of October 9, 2000, the Board of Directors of the Company appointed Lance Mortensen Chief Executive Officer, and Rick Inatome Chairman of the Board.

D. EMPLOYEE STOCK OPTION AGREEMENTS

     1. Time Accelerated Restricted Stock Award Plans. This information is filed as Exhibits 2.2 and 2.3 to the Form 8-K filed on May 25, 2000 and is incorporated herein by reference.

     2. 1997 Stock Plan. The Company's 1997 Employee Stock Option Plan was adopted by the board of directors and approved by the stockholders in October 1997. The 1997 Employee Stock Option Plan provides for the granting to the employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting to employees, directors and independent contractors of nonstatutory stock options. The Company's board of directors and its stockholders authorized a total of 1,363,730 shares of common stock for issuance pursuant to the 1997 Employee Stock Option Plan. No grants were made under this plan after the adoption of the 1998 Stock Plan.

     3. 1998 Employee Stock Option Plan (as amended and restated July 28,
2000). This information is filed as Exhibit 10.1 to the Form 10-Q filed on August 21, 2000 and is incorporated herein by reference.

     4. 1999 Stock Purchase Plan. The Board of Directors adopted the Company's Purchase Plan ("Purchase Plan") and the Company's stockholders approved the Purchase Plan in 1999.

     A total of 500,000 shares of common stock of the Company have been reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for automatic annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each fiscal year, beginning with the Company's fiscal year 2000, equal to the lowest of 2% of the outstanding shares of common stock on the first day of the fiscal year, one million shares or such other amount as may be determined by the board.

     5. Restricted Stock Purchase Agreements. This information is filed as Exhibits 10.25 and 10.26 to the Form 10-Q filed on December 3, 1999 and is incorporated herein by reference.

II. As of the date of this Solicitation/Recommendation Statement, except as described below, the Company is not aware of any material agreement, arrangement or understanding or any actual potential conflict of interest between the Company and Gilat Satellite Networks Ltd., its executive officers, directors or affiliates.

     Purchaser currently holds 500,000 Shares, of which 300,000 Shares were acquired in December 1998 and 200,000 in February 1999. These Shares were acquired in privately negotiated transactions at $5.00 per share. In addition, certain officers and directors of Purchaser hold an aggregate of 382,273 Shares, including Shares held in various trusts.

     Neither Purchaser nor its officers or directors are eligible to participate in the Offer, and there are no arrangements or agreements between such officers and directors and the Company or between Purchaser and the Company, except as set forth in the Tender Offer Agreement, with respect to the Shares they hold.

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     In 1998, the Company began to purchase VSAT data communications equipment
(including satellite uplink equipment and satellite receiver cards) from Purchaser. In 1999, the parties expanded their business relationship to cover purchase of services and equipment from Purchaser's wholly-owned subsidiary, Spacenet Inc. ("Spacenet").

     On June 11, 1999, the Company and Spacenet entered into a service agreement (the "Service Agreement") whereby Spacenet was to provide the Company with equipment, installation, maintenance and space segment for a fixed fee per school installment. The Service Agreement provided for a minimum of 500 school sites to be installed within 3-months of the effective date, a minimum 3-year service term per site, and a fixed monthly fee per site. Commencing in July 1999, Spacenet began installing and leasing satellite equipment, as well as providing the space segment and operation and maintenance services under the Service Agreement. The Service Agreement was amended on July 19, 1999 to adjust pricing, and amended and restated on September 30, 1999, to expand Spacenet's responsibilities to provide the complete end-to-end, two-way broadband solution and to increase the minimum number of sites to 2,000.

     Sales to the Company by Purchaser and its affiliates amounted to $447,000 in 1998, $35,812,192 in 1999 and $22,287,150 for the first nine months of the year 2000. Purchaser provided financing terms for a portion of these sales. Such financing obligations are included in the Company's financial statements as capital lease obligations.

     In 1999, the Company provided advertisement services to Purchaser's subsidiary Spacenet. On December 30, 1999, Purchaser and the Company entered into an Agreement for advertising and consulting services for Purchaser and its affiliates (the "ZapMe Agreement"). The services under the ZapMe Agreement were substantially geared to provide information to assist Purchaser in the launch of its new satellite-to-home services to be offered by Gilat-to-Home, now StarBand Communications, Inc., a joint venture among Purchaser, Microsoft, Echostar and ING Furman Selz Investments. The Company provided a beta test network for new product features and development concepts, and StarBand paid for the costs of these services.

     Yoel Gat, a co-founder of Purchaser, its Chairman and CEO, was a director of the Company from June 1999 through October 1999. On October 15, 1999, Mr. Gat resigned from the Company's Board of Directors, but the Purchaser retained observer rights on the Board, which give the Purchaser's designee the opportunity to participate in most Board discussions. Purchaser's designee did not participate in any discussions of the Company's Board relating to the Offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF THE COMPANY BOARD.

     At a meeting held on October 1, 2000 and subject to the receipt of a fairness opinion from Thomas Weisel Partners LLC, the Company's financial advisor ("TWP"), the Board of Directors of the Company determined, based on, among other things, the recommendation of the special committee comprised of independent directors, that the Tender Offer Agreement, and the transactions contemplated thereby, including the Offer, is in the best interests of the Company and that all stockholders should have the opportunity to take advantage of the Offer.

     Subject to receipt of a fairness opinion, the Board of Directors approved the Tender Offer Agreement and the transactions contemplated thereby, including the Offer. On October 3, 2000, TWP delivered its fairness opinion, and the Company, Purchaser and the Identified Stockholders executed a definitive Tender Offer Agreement.

     The Board of Directors recommends that the Company's stockholders accept the offer and tender their Shares in the Offer.

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(B) REASONS OR BACKGROUND FOR THE RECOMMENDATION.

  (1) Factors Considered by the Board

     In reaching its recommendation, the Board of Directors considered a number of factors, including:

     The Company was founded in June 1997 and is a provider of quality technology and online educational content through an advertising-supported, free broadband Internet access network for schools nationwide, using a satellite-based network provided by Spacenet.

     The Company's advertising based revenue model has been subject to federal and state legislative challenge by persons seeking to eliminate all advertising in schools.

     The Company's business model included leasing computer equipment for deployment in the schools that participated in the ZapMe! network. Since January 2000, the Company has spent approximately $20,000,000 per quarter to deploy and maintain the computer equipment and for its other operating expenses. Given the continued losses and declining stock price, the Company was not certain of its ability to obtain adequate lease financing for its school deployment plans.

     The Company entered into a series of lease agreements with various third parties. On June 11, 1999, the Company and Spacenet entered into a service agreement (the "Service Agreement") whereby Spacenet was to provide the Company with equipment, installation, maintenance and space segment for a fixed fee per school installment. The Service Agreement provided for a minimum of 500 school sites to be installed within 3-months of the effective date, a minimum 3-year service term per site, and a fixed monthly fee per site. Commencing in July 1999, Spacenet began installing and leasing satellite equipment, as well as providing the space segment and operation and maintenance services to the Company under the Service Agreement. The Service Agreement was amended on July 19, 1999 to adjust pricing, and amended and restated on September 30, 1999, to expand Spacenet's responsibilities to provide the complete end-to-end, two-way broadband solution and to increase the minimum number of school sites to 2,000.

     In February 2000, Purchaser, through Spacenet, began discussions with the Company, through its r)Star subsidiary, regarding technical support of key vertical enterprise markets of interest to Purchaser. Purchaser informed the Company of its intent to build web-based networks for vertical market segments, combining Purchaser's satellite technology with a customized browser to enable e-commerce transactions between small to medium-sized businesses and their suppliers.

     Purchaser provided the Company with specifications for the development of a demonstration system for presentation to potential supplier partners and users. Beginning on April 3, 2000, the Company attended a series of business development meetings sponsored by Purchaser. In the course of these meetings, Purchaser presented its service concept to key suppliers in the food service, automotive repair, and pharmacy market segments, and collected market research regarding applications and other technical requirements necessary for these vertical markets.

     In May 2000, the Company acquired eFundraising.com Corporation, Inc. ("EFR"), a Canadian corporation. EFR develops and markets online fundraising campaigns to school and community programs.

     In June 2000, the Company acquired LearningGate.com. LearningGate.com offers computer technology, satellite service and unique teacher-focused content and services to schools on a paid-for basis.

     In June 2000, Purchaser delivered to the Company a specification for a customized browser for technical support of the Purchaser's vertical initiatives. The parties agreed that the Company would be compensated for its technology, based on a revenue share model, to be negotiated prior to conclusion of the first vertical initiative transaction, which has not yet occurred.

     Sales to the Company by Purchaser and its affiliates amounted to $447,000 in 1998, $33,758,207 in 1999 and $20,287,150 in the first nine months of the year 2000. Purchaser provided financing terms for a portion of these sales. Such financing obligations are included in the Company's financial statements as capital lease obligations.

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     As a consequence of and during the above activities, Purchaser developed a strong interest to acquire the Company's infrastructure in order to accelerate its vertical market initiatives.

     In June 2000, the Company began discussing with Purchaser potential changes in its traditional education business and the ability to reposition the company with a focus on the vertical opportunities in an effort to improve its financial performance. On July 11, 2000, Yoel Gat met with Lance Mortensen and Rick Inatome, at that time the Company's Chairman and CEO, respectively, to discuss the potential acquisition of all or part of the Company by Purchaser.

     On July 20, 2000, July 23, 2000 and July 24, 2000, officers of Purchaser and the Company met and held conference calls to further discuss the possibility of an acquisition and to review the Company's financial condition.

     On August 3, 2000, the Company retained TWP to assist the Company in considering its strategic alternatives and ways to maximize shareholder value, including through an acquisition, consolidation, sale of all or a portion of its business, securities or assets or any other business combination.

     On August 8, 2000, representatives of Purchaser and of the Company met to discuss a potential cooperative agreement between the Company and one of Purchaser's subsidiaries, as well as to review the technical characteristics of the Company's browser.

     During the month of August, at the direction of the Company's Board of Directors, TWP contacted a group of prospective strategic partners to determine the feasibility of pursuing a strategic transaction with the Company. These prospective partners were selected by the Company's Board of Directors with the assistance of TWP based upon factors including perceived interest and strategic fit. None of the parties contacted expressed an interest in such a transaction and the Company's Board of Directors determined that pursuing a strategic transaction with another party was not feasible.

     On August 21, 2000, Messrs. Gat and Mortensen held a telephone conversation to discuss a potential investment of Purchaser in the Company's r)Star subsidiary, instead of an acquisition of the Company. On August 24, 2000 Purchaser submitted to the Company a draft term sheet outlining the proposed
r)Star investment. Between August 28 and August 30, 2000, Mr. Gat and other representatives of Purchaser negotiated the term sheet with Messrs. Mortensen and Inatome, and developed and reviewed business model assumptions for r)Star. However, in early September the parties discontinued their discussions regarding the proposed r)Star investment plan.

     On September 11, 2000, Messrs. Gat and Leibovitch, Purchaser's CFO, held a conference call with Messrs. Mortensen and Inatome to discuss various options for investment in, or acquisition of, the Company. It was decided that the parties would continue to explore the possibility of an acquisition of all or a substantial interest in the Company by Purchaser.

     During the month of September, at the direction of the Company's Board of Directors, TWP contacted a group of prospective buyers selected by the Company's Board of Directors with the assistance of TWP regarding each such person's potential interest in acquiring the Company's LearningGate subsidiary. The potential buyers were selected on the basis of perceived interest and strategic fit. None of the parties contacted expressed an interest in such a transaction and the Company's Board of Directors determined that such a transaction with another party was not feasible.

     On September 17, 2000, counsel to Purchaser provided counsel to the Company with a proposed draft acquisition agreement.

     At a special meeting held on September 17, 2000, the Board of Directors of the Company determined that it was advisable to form, and formed, a special committee comprised of independent directors (the "Special Committee") to consider an acquisition agreement from Purchaser prior to review by the entire Board.

     On September 18, 2000, Purchaser and the Company entered into a confidentiality agreement and on September 19, 2000, Purchaser began conducting financial and legal due diligence.

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     On September 20, 2000, respective counsel for Purchaser and the Company began discussions on the draft acquisition agreement.

     On September 27, 2000, Messrs. Leibovitch and Mortensen decided to effect the transaction by way of a tender offer to acquire 51% of the Shares of the Company, subject to (i) final agreement on pricing and other terms, (ii) approval of the contemplated transaction by the Boards of Directors of the Company and Purchaser and (iii) receipt by the Company of a fairness opinion from its financial advisor.

     On September 30, 2000, Purchaser's Board of Directors approved the contemplated Offer and, thereafter, on October 1, 2000, after discussions with the Special Committee recommended, and the Company's Board of Directors approved, the proposed agreement subject to the receipt of a fairness opinion from TWP.

     On October 3, 2000, the Company received a fairness opinion from TWP, and Purchaser, the Company and certain Company stockholders executed a definitive Tender Offer Agreement, and a joint press release announcing the transaction was issued.

  (2) Fairness Opinion of TWP

     On August 3, 2000, the Company retained TWP to assist the Company in considering its strategic alternatives and ways to maximize shareholder value, including through an acquisition, merger, consolidation, sale of all or a portion of its business, securities or assets or any other business combination.

     TWP delivered its opinion (the "Financial Advisor Opinion") that, as of October 3, 2000, the consideration to be received by the stockholders of the Company (other than the Purchaser, Identified Stockholders and their respective affiliates with respect to which no opinion was rendered) pursuant to the offer is fair to such stockholder from a financial point of view. The full text of the Financial Advisor Opinion, which sets forth, among other things, the opinions expressed, the assumptions made, procedures followed, matters considered and limitations of the review undertaken in connection with the opinion, is attached hereto as Annex A. The Financial Advisor Opinion is addressed only to the Board of Directors of the Company for its use in connection with their consideration of the Offer and addresses only the fairness (from a financial point of view) of the consideration to be received by the stockholders of the Company (other than the Purchaser, the Identified Stockholders and their respective affiliates with respect to which no opinion was rendered) pursuant to the Offer. Such opinion does not address any other aspect of the Offer and does not constitute an opinion or recommendation to any stockholder to tender Shares pursuant to the Offer. Holders of the Shares are urged to, and should, read the Financial Advisor Opinion carefully and in its entirety. The summary of the Financial Advisor Opinion in this Solicitation/Recommendation Statement is qualified in its entirety by reference to the full text of such opinion. The Board of Directors was aware that TWP becomes entitled to the fee described in Item 5 below upon consummation of the Offer.

     Based in part upon the Financial Advisor Opinion, the Board of Directors of the Company approve the Tender Offer Agreement and the transactions contemplated thereby, including the Offer.

  (3) Other Factors

     The Board also considered the following factors:

          a. The fact that the Offer provides for a prompt cash tender that enables the stockholders to obtain the benefits of the transaction at the earliest possible time.

          b. The fact that Purchaser's obligations under the Offer are not subject to any financing condition and the financial strength of Purchaser.

          c. The fact that in the event that prior to the consummation of the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to respond to an Unsolicited Superior Proposal (as defined below) in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors of the Company may (subject to this and the following sentences) (x) withdraw or modify its approval or recommendation of the Offer and this Agreement or (y) approve or recommend an Unsolicited Superior Proposal or
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     terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any agreement with respect to any Unsolicited Superior Proposal), but in each of the cases set forth in this clause (y), no action shall be taken by the Company pursuant to clause (y) until a time that is after the fifth (5th) business day following Purchaser's receipt of written notice advising Purchaser that the Board of Directors of the Company has received an Unsolicited Superior Proposal, specifying the material terms and conditions of such Unsolicited Superior Proposal and identifying the person making such Unsolicited Superior Proposal, to the extent such identification of the person making such proposal does not breach the fiduciary duties of the Board of Directors as advised by outside legal counsel and provided, that if the Board of Directors takes any action pursuant to the foregoing clauses (x) and (y), the Company shall within two (2) business days of such action pay Purchaser an amount equal to 3% of the consideration payable by Purchaser hereunder for the Maximum Number of Shares that may be tendered in the Offer and reimburse Purchaser for any of Purchaser's out of pocket expenses (including without limitation fees and expenses of outside professionals) by wire transfer of immediately available funds to an account specified by Purchaser. For purposes of the Tender Offer Agreement, an "UNSOLICITED SUPERIOR PROPOSAL" means any bona fide, unsolicited, written proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the voting power of the shares of Company Common Stock and then outstanding or all or substantially all the assets of the Company and otherwise on terms that the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer.

          d. The risks and uncertainties of further execution of the Company's business plan focusing on an advertising based revenue model.

     The Board considered these and the other matters in analyzing the Offer. The Board of Directors has also based its determination that the Offer is fair to the stockholders from a financial point of view on the Financial Advisor Opinion which is attached hereto as Annex A. The Company and the Board of Directors recommend that the stockholders carefully review the terms of the Offer and the Financial Advisor Opinion, which contains a description of the assumptions made, procedures followed, matters considered, and limitations of review undertaken in connection with the opinion rendered.

     The foregoing discussion includes the material factors considered by the Board of Directors. In view of its many considerations, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing these considerations, the Board of Directors determined that Tender Offer Agreement and the transactions contemplated thereby, including the Offer, is in the best interests of the Company and its stockholders, approved the Offer, approved and adopted the Tender Offer Agreement, and recommends that the Company's stockholders accept the Offer. Individual directors may have given differing weights to different factors.

C. INTENT TO TENDER.

     Pursuant to the Tender Offer Agreement, certain stockholders of the Company have agreed to tender their shares and not withdraw from the Offer (the "Schedule B Stockholders"). In addition, certain other stockholders of the Company have granted Purchaser the option to purchase their shares which Purchaser shall exercise only to the extent necessary for Purchaser to acquire up to the Maximum Number of Shares (the "Schedule A Stockholders"). The lists below indicate which stockholders have agreed to tender their Shares and which stockholders have granted the Purchaser an option to purchase their Shares.

     Schedule B Stockholders include the following:

     - QuestMark Partners, LP

     - Sylvan Ventures

     - WM Advisors

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

     - Dell USA LP

     Thomas Hitchner, President of QuestMark Advisors, the general partner of QuestMark Partners, LP, is a director of the Company. Douglas Becker, President of Sylvan Ventures, is a director of the Company.

     Schedule A Stockholders include the following:

     - The Mortensen 2000 Family Resource Trust

     - The Mortensen Charitable Trust

     - CAVCO of North Florida, Inc.

     - Darryl N. Deaton & Julie A. Graham

     - Michael Arnouse

     - MC Investment Trust

     - The Arnouse Charitable Trust

     As of October 9, 2000, Lance Mortensen is the Chief Executive Officer and a director of the Company. Michael Arnouse is a director of the Company.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     In accordance with a Letter Agreement dated August 3, 2000, the Company retained TWP to act as financial advisor to assist the Company in considering its strategic alternatives and ways to maximize shareholder value, including through an acquisition, merger, consolidation, sale of all or a portion of its business, securities or assets or any other business combination. TWP was paid a retainer fee of $50,000, and will be paid a fee of $1,000,000 upon delivery of a fairness opinion, payable upon the earlier of consummation of the sale or 120 days following the delivery of the fairness opinion. In addition, TWP will be paid a cash success fee equal to 1 1/2% of the consideration involved in the sale, subject to a minimum of $1.5 million, due upon consummation of the sale. The success fee will be reduced by the retainer fees and any opinion fees. In addition, the Company will reimburse TWP for its reasonable out-of-pocket costs and expenses, including travel, reproduction, printing and similar expenses, as well as the fees and expenses of legal counsel and any other outside professionals retained by TWP. Such expenses shall not exceed $50,000 without the Company's prior consent. The Company also agreed to indemnify TWP against liabilities and expenses arising out of the engagement and the transactions in connection therewith.

     A summary of the material provisions of the agreement between Purchaser and CIBC World Markets, in its capacity as Dealer-Manager, is included in the Offer to Purchase and is incorporated herein by reference.

     A summary of the material provisions of the agreement between Purchaser and EquiServe Trust Company, N.A., in its capacity as Depositary, is included in the Offer to Purchase and is incorporated herein by reference.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth in Schedule A hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers or directors.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Solicitation/Recommendation Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

     1. A tender offer for or other acquisition of the Company's securities by the Company or any other person;

     2. An extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company;

     3. A purchase, sale or transfer of a material amount of assets of the Company; or

     4. Any material change in the present indebtedness or capitalization of the Company.

     There are no transactions, resolutions of the Company's board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     GENERAL. Except as set forth in this Item 8, the Company is not aware of
(i) any licenses or other regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares or otherwise, or (ii) any approval or other action by any domestic (federal or state), foreign or supranational governmental authority, administrative agency or regulatory agency which would be required for the acquisition of ownership of Shares by Purchaser as contemplated herein.

     ANTITRUST. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

     UNITED STATES ANTITRUST LAW. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated after the expiration of a 15-calendar day waiting period commenced by the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission ("FTC") or unless early termination of the waiting period is granted. Purchaser is in the process of preparing such filing. If, within the 15 calendar-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary materials (a "Second Request"), the waiting period will be extended for an additional period of 10 calendar days following the date of substantial compliance by the parties with such Second Request.

     If the consummation of the Offer is delayed by the issuance of a Second Request, the Offer may be extended in Purchaser's sole discretion. In any event, the consummation of the Offer must be deferred until 10 days after the parties substantially comply with such Second Request or until the addition waiting period is earlier terminated by the FTC and the Antitrust Division. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act and, thereafter, the waiting period can be extended only by court order. Under the terms of the HSR Act, the Offer may not be consummated unless and until the filing and waiting period requirements of the HSR Act applicable to the Offer have been satisfied.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of a majority of the Shares. At any time before or after Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Purchaser or its subsidiaries. Private parties and the Attorney Generals of the several States may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

     STATE TAKEOVER LAWS. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company has taken all appropriate action so that the Purchaser is not considered an "interested stockholder" for purposes of the restrictions contained in
Section 203.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects in such states. The Company does not believe that any other state takeover statutes apply to the Offer. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Solicitation/Recommendation Statement or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might not be able to accept for payment or pay for Shares tendered in the Offer, or be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

B. LITIGATION AND CLAIMS

     Except as described below, the Company is not aware of any material litigation, arbitration or investigation involving the Company. The Company previously filed a demand for arbitration with its former President and Director, Frank J. Vigil, related to his employment at and departure from the Company. The award in the Vigil arbitration conducted by the American Arbitration Association has not been finalized.

     The Company is aware of two pending lawsuits in which it is involved:

          ZapMe! Corporation v. Visual Matter, et al. -- The Company seeks to recover $75,000 the Company paid to a vendor in connection with the production of a sales CD-Rom that the Company deemed to be unusable. The vendor cross-complained against the Company seeking to recover approximately $55,000 in connection with the sales of the CD-Rom and other projects.

          A patent infringement action pending in Canadian federal court involving the Company's indirect wholly-owned subsidiary, eFundraising.com Corporation ("EFR"). -- this action was commenced by EFR's predecessors in interest against the holder of a Canadian patent concerning scratch cards, and seeks a declaration that the patent is invalid. The patent holder (Bilodeau) cross-complained, alleging infringement by EFR's predecessor. No trial date has been scheduled for this action which has been pending for approximately six years.

     The Company is owed approximately $1.67 million from Inacom Corporation, which filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the District of Delaware on or about June 23, 2000 entitled In re Inacom Corp., et al. The Company is preparing a Proof of Claim to file in that proceeding.

ITEM 9.  EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 (a)(1)(A)    Offer to Purchase, dated October 17, 2000 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Gilat
              Satellite Networks Ltd.).
 (a)(1)(B)    Letter of Transmittal (incorporated by reference from
              Exhibit(a)(1)(B) to the Schedule TO of Gilat Satellite
              Networks Ltd.).
    (a)(2)    Letter to Stockholders dated October 24, 2000.
 (a)(5)(A)    Text of Joint Press Release of ZapMe! Corporation and Gilat
              Satellite Networks Ltd., dated October 3, 2000 (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on October 3, 2000).
 (a)(5)(B)    Text of Press Release of ZapMe! Corporation dated October
              18, 2000 (Included as Exhibit [1]).
       (c)    Opinion of Thomas Weisel Partners LLC, dated October 3,
              2000, to the Board of Directors of ZapMe! Corporation,
              attached hereto as Annex A.
       (d)    Tender Offer Agreement, dated as of October 3, 2000, by and among Gilat Satellite Networks Ltd., ZapMe! Corporation and the Stockholders Listed on Schedules A and B thereto
              (incorporated by reference to Exhibit (d) of Amendment No. 1 to Schedule TO filed on October 19, 2000).
    (e)(1)    Chief Executive Employment Agreement by and between Rick
              Inatome and the Company, dated as of September 15, 1999
              (incorporated herein by reference to Exhibit 10.1 of the
              Form 10-Q filed on May 15, 2000).
    (e)(2)    Consulting Agreement by and between Rick Inatome and
              Company, dated as of October 6, 2000 (included as Exhibit 2 hereto).
    (e)(3)    Time Accelerated Restricted Stock Award Plan with Eric
              Aubertin dated as of May 10, 2000 (incorporated herein by
              reference to Exhibit 2.2 to the Company's Form 8-K filed on
              May 20, 2000).
    (e)(4)    Time Accelerated Restricted Stock Award Plan with Eric Boyko dated as of May 10, 2000 (incorporated herein by reference to Exhibit 2.3 to the Company's Form 8-K filed on May 20,
              2000).
    (e)(5)    1997 Employee Stock Option Plan adopted by the Board and
              approved by the stockholders in October 1997 (Included as
              Exhibit 3 hereto).
    (e)(6)    1998 Employee Stock Option Plan as amended July 28, 2000
              (incorporated herein by reference to Exhibit 10.1 to the
              Form 10-Q filed on August 21, 2000).
    (e)(7)    1999 Stock Purchase Plan adopted by the Board and approved by the stockholders in 1999 (Included as Exhibit 4 hereto).
    (e)(8)    Restricted Stock Purchase Agreement with Lance Mortensen
              dated as of September 13, 1999 (incorporated herein by
              reference to Exhibit 10.26 to the Form 10-Q filed on
              December 3, 1999).
    (e)(9)    Restricted Stock Purchase Agreement with Rick Inatome dated as of September 13, 1999 (incorporated herein by reference to Exhibit 10.25 to the Form 10-Q filed on December 3,
              1999).
   (e)(10)    Service Agreement between ZapMe! Corporation and Spacenet,
              Inc. dated as of June 11, 1999, as amended September 30,
              1999 (incorporated herein by reference to Exhibit 10.31 to the Form 10-K filed on March 30, 2000).

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    ZapMe! Corporation

                                          By:      /s/ LANCE MORTENSEN
                                            ------------------------------------
                                            Name: Lance Mortensen
                                            Title:   Chief Executive Officer

                                          --------------------------------------
                                                                          (DATE)

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

                                                                      SCHEDULE A

                     INFORMATION REGARDING TRANSACTIONS IN
                        ZAPME! CORPORATION COMMON STOCK

     The following table sets forth transactions in the Shares by certain of the Company's executive officers or directors within the past sixty (60) days.

                      TRANSACTIONS BY AN EXECUTIVE OFFICER

     On September 21, 2000, Lance Mortensen transferred 6,600,000 Shares into the name of The 2000 Mortensen Family Resource Trust.

     On September 20, 2000, Lance Mortensen transferred 2,000,000 Shares into the name of The Mortensen Charitable Trust.

                           TRANSACTIONS BY DIRECTORS

     On September 26, 2000, Sylvan Learning Systems, Inc. transferred 652,495 Shares into the name of Sylvan Ventures, LLC.

     On September 21, 2000, Michael Arnouse transferred 2,500,000 Shares into the name of The Arnouse Charitable Trust.

                                       14